
DOMKA
THE FUTURE OF LIVING

INVEST IN **DOMKA**

Revolutionizing Living, One DOMKA at a Time

domka.us Chicago, IL

Highlights

1. $151,000 revenue is pre-orders.

2. Up to $75,000 in grants available / 1 DOMKA / 1 customer

3. DOMKA 1 demo community is ready in Tampa Bay Florida

Featured Investors

Pavlo Bilous

Invested $50,000

Follow

"Invest in DOMKA: Transforming Housing, Transforming Lives! 🌐🏡

DOMKA isn't just about building homes; it's about rewriting the narrative of affordable living. Imagine a world where quality housing is accessible to all. By investing in DOMKA, you're not just backing a company; you're part of a movement reshaping how we think about homes. Join us in creating sustainable, affordable living for everyone, and let's build the future together! 🚀✨ #InvestInDOMKA #AffordableHousing #SustainableLiving #DOMKAADU"

Other investors include I myself

Our Founder

Igor Fedyak President

Successful exits, 10+ years experience in logistics and supply chain, 500+ 5 stars reviews as a host on Airbnb

Pitch


DOMKA
THE FUTURE OF LIVING

- Futuristic Living: DOMKA is more than a tiny home; it's a lifestyle revolution, merging innovation, sustainability, and affordability.


PROBLEM
61% of families can't afford $150,000 housing
12+ month waiting time to get any ADU, Tiny Home, House
$1,900 / Month is the average rent in US with 1 year lease
7+ million affordable homes needed today
COST

- Housing Dilemma: DOMKA addresses the challenges of unaffordable housing, providing a vital solution to bridge the gap.


SOLUTION = DOMKA ADU
SELECT. From $45,999-$59,999 fully furnished DOMKA unit
PRE-ORDER: Get your DOMKA ADU in 3-6 Months
LIVE & RENT. Great for short or long term living and or rental
REPEAT. Create communities and help people

- Your Housing Solution: A transformative answer to the housing crisis, DOMKA redefines living with affordability, speed, and innovation.


WHY DOMKA?
READY TO GO PRODUCTION. CURRENTLY UP TO 300 UNITS / YEAR
IN-HOUSE TRANSPORTATION. YOU WILL GET YOUR UNIT IN 3-6 MONTH
DOMKA
=
ADU
HOME
TINY HOUSE
COMMUNITY
GUEST HOUSE
=
HOME OFFICE
ADDITINAL LIVING
LONG TERM RENTAL
AFFORDABLE LIVING
SHORT TERM RENTAL
DOMKA

- Invest in Tomorrow: DOMKA is an investment in a sustainable, comfortable future, pioneering change in the way we define home.


DOMKA UNITS
HOME
$59,999
429 sq. ft. Home. 2 bedrooms, full bathroom, kitchen, living room and fully furnished
UNO
$53,999
274 sq. ft. Home. 1 bedroom, full bathroom, kitchen, living room and fully furnished

Compact Innovation (DOMKA UNO)

- UNO maximizes innovation in a compact space, redefining tiny home living.

Spacious Tranquility (DOMKA HOME)

- HOME is not just a 2-bedroom unit; it's a spacious haven that redefines tiny home living.


DOMKA = SUSTAINABILITY
Can sustain up to 150 mph wind
Metal frame contruction design
Water resistance
Energy efficent



- Green Footprint: DOMKA is committed to a green ethos, reducing your carbon footprint with eco-friendly living.

DOMKA = HOME

Bed | Smart TV | HVAC | Smart Lock | Smart Home

Microwave | Fridge | Stove | Sink | Dining Set

Shower | Washer | Dryer | Vanity | Toilet





- Ready to Live: DOMKA = HOME means a fully furnished living experience, making life comfortable from day one.

DOMKA=ECO FRENDLY

- Easy plug and play installation
- Compact, efficient and eco-friendly ADU home
- Saves up to 7,000 kWh and 5,000 CO2 Annually / 1 unit
- Eco-friendly waste management saves up to 30% of water



- Harmony with Nature: DOMKA harmonizes with nature, offering a sustainable living solution without compromise.



DOMKA GO TO MARKET
01
02
03
04
HOME OWNERS
Up to 10 million home owners can add 1 DOMKA unit
INVESTORS
Up to 18% ROI when you buy and rent DOMKA
NON PROFIT
10+ million family's need affordable housing
GOVERMENT
Grants available to add ADU into your backyard

- Journey Begins: DOMKA's market entry marks the commencement of a transformative journey in housing.



OUR TEAM
IGOR FEDYAK
Experience in technology, team building, real estate, and logistics.
JONNY BOYARSKY
Business development and public relations.
ROMAN FEDIAK
Engineering, construction, real estate, and logistics.
ROBERT MCINTOCH
Marketing strategy, innovations and business development

- Pioneering Minds: Meet the DOMKA Team — a group of visionary minds committed to reshaping housing with expertise in technology, construction, and innovation.